COMMTOUCH SOFTWARE LTD.

                    ----------------------------------------
                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                                December 6, 2004
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TO THE SHAREHOLDERS OF COMMTOUCH SOFTWARE LTD.:

     NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of Commtouch Software Ltd., a company formed under the laws of the State of Israel (the "Company"), will be held on Monday, December 6, 2004 at 10.00 a.m. Pacific Time, at the offices of the Company's subsidiary Commtouch Inc., located at 1300 Crittenden Lane, Suite 103, Mountain View, California 94043, for the following purposes:

       1. to elect Directors to serve for the ensuing year and until their successors are elected;

       2. to approve the compensation terms of Officers who are also Directors of the Company;

       3. to approve the compensation terms of the new Executive Chairman of the Board and related increase in allotment of Ordinary Shares available under the Company's Amended And Restated 1999 Nonemployee Directors Stock Option Plan;

       4. to ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer (a member firm of Ernst & Young Global) as the Company's independent public accountants for 2004;

       5. to approve the private placement of Series A Preferred Shares under that certain Securities Purchase Agreement of October 31, 2004;

       6. to approve the terms of early repayment of outstanding senior convertible notes under that certain Redemption, Amendment and Exchange Agreement of October 31, 2004; and

       7. to approve the creation of Series A Preferred Shares and to amend the Amended and Restated Articles of Association.


     The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

     Only shareholders who held ordinary shares of the Company at the close of business on November 8, 2004 (the "Record Date") are entitled to notice of and to vote at the meeting and any adjournments thereof. The vote required to approve the resolutions to be presented is set forth on page 1 of the accompanying Proxy Statement.

     All shareholders are cordially invited to attend the meeting in person. Any shareholder attending the meeting may vote in person even if such shareholder previously signed and returned a proxy.

                                         FOR THE BOARD OF DIRECTORS

                                         /s/ CAROLYN CHIN
                                         ---------------------------------------
                                         CAROLYN CHIN
                                         Chairman of the Board

Netanya, Israel
November 11, 2004

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES.

                             COMMTOUCH SOFTWARE LTD.

                    ----------------------------------------
                               PROXY STATEMENT FOR
                         ANNUAL MEETING OF SHAREHOLDERS
                                December 6, 2004
                    ----------------------------------------

     The enclosed proxy is solicited on behalf of the Board of Directors (the "Board") of Commtouch Software Ltd. (the "Company") for use at the Company's Annual Meeting of Shareholders (the "Annual Meeting") to be held on Monday, December 6, 2004 at 10:00 a.m. Pacific Time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. The Annual Meeting will be held at the offices of the Company's subsidiary Commtouch Inc., located at 1300 Crittenden Lane, Suite 103 Mountain View, California 94043. The telephone number at that address is (650) 864-2000. The Company's principal executive offices in Israel are located at 1A Hazoran Street, Poleg Industrial Park, P.O. Box 8511, Netanya 42504, Israel. The telephone number at that address is 011-972-9-863-6888.

     These proxy solicitation materials were mailed on or about November 11, 2004 to all shareholders entitled to vote at the Annual Meeting.

                 INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

     Shareholders of record who hold the Company's Ordinary Shares, NIS 0.05 nominal value per share (the "Ordinary Shares"), at the close of business on November 8, 2004 (the "Record Date") are entitled to notice of, and to vote at, the Annual Meeting. Also, shareholders who hold Ordinary Shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant listing of a securities depository, are entitled to notice of, and to vote at, the Annual Meeting.

     At the Record Date, 42,533,464 Ordinary Shares were issued, outstanding and entitled to vote at the Annual Meeting.

Revocability of Proxies

     Any proxy submitted pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to the Secretary of the Company, at either of the addresses set forth herein, a written notice of revocation or a duly executed proxy bearing a later date, or by attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy.

Quorum, Voting and Solicitation

     Pursuant to the Company's Amended and Restated Articles of Association, the presence, in person or by proxy, of at least two shareholders holding shares conferring in the aggregate at least twenty-five percent (25%) of the outstanding voting power of the Company is necessary to constitute a legal quorum at the Annual Meeting. The affirmative vote of the holders of a majority of the outstanding Ordinary Shares represented at the Annual Meeting in person or by proxy and voting thereon is necessary to approve all of the proposals set forth in this Proxy Statement. In addition, the approval of Proposals Five and Six require that the majority include the affirmative vote of at least one-third of the votes cast by shareholders who are not controlling shareholders of the Company or their representatives or, alternatively, the total shareholdings of the votes cast against the proposal (other than by the Company's controlling shareholders) must not represent more than one percent of the voting rights in the Company. Each Ordinary Share is entitled to one vote on each proposal or item that comes before the Annual Meeting.

     Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will have no effect on whether the requisite vote is obtained, as they do not constitute present and voting shares.

     Solicitation of proxies may be made by Directors, Officers and other employees of the Company or its subsidiaries by personal interview, telephone, facsimile or other method. No additional compensation will be paid for any such services. Costs of solicitation, including preparation, assembly, printing and mailing of this proxy statement and any other information furnished to the shareholders, will be borne by the Company. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company. The Company may reimburse the reasonable charges and expenses of brokerage houses or other nominees or fiduciaries for forwarding proxy materials to, and obtaining authority to execute proxies from, beneficial owners for whose accounts they hold Ordinary Shares.


                                  PROPOSAL ONE
                              ELECTION OF DIRECTORS

Background

     In accordance with the Company's Articles of Association, the Company's shareholders last fixed the maximum number of Directors at nine. The Company currently has eight Directors in office. These Directors include Udi Netzer and Ofer Segev, who are the Company's Outside Directors in accordance with Israel's Companies Law and who were elected for a three-year term of office. The current term of Messrs. Netzer and Segev will expire in 2005, and therefore they are not required to stand for reelection at the Annual Meeting. Shareholders are being asked to reelect the other current directors and in addition to elect Ian Bonner. Prior to the Annual Meeting, Mr. Bonner has acted as a consultant to the Company. Following the Annual Meeting, in addition to continuing to serve as a consultant to the Company, Mr. Bonner is expected to become the Executive Chairman of the Board. If all of the Company's nominees are elected, following the Annual Meeting there will be nine members of the Board (including the Outside Directors) in office.

     Unless otherwise instructed, the proxy holders will vote the proxies received by them for the seven nominees named below. In the event that any nominee is unable or declines to serve as a Director at the time of the Annual Meeting, the proxies will be voted for any nominee who shall be designated by the present Board to fill the vacancy. The term of office of each such person elected as a Director will continue until the next annual general meeting of shareholders or until his or her successor has been elected and qualified. It is not expected that any nominee will be unable or will decline to serve as a Director.

     The name and certain other information regarding each nominee for election is set forth in the table below:

Name                         Age        Position with Commtouch
----                         ---        -----------------------
Ian Bonner                   49         Consultant; nominee to serve as Director
                                        and Executive Chairman of the Board
Carolyn Chin(1)              56         Director
Gideon Mantel(1)             44         Chief Executive Officer and Director
Amir Lev                     43         President, Chief Technology Officer
                                        and Director
Nahum Sharfman(1)            55         Director
Lloyd E. Shefsky(2)          63         Director
Richard Sorkin               42         Director


     There is no familial relationship between any of the Directors or executive Officers of the Company.

(1)    Member of the Compensation Committee
(2)    Member of Audit Committee


    Ian Bonner brings 27 years of technology experience, including nearly a decade with IBM. From 2002 to 2003 Mr. Bonner was President and CEO of Sistina Software, until its acquisition by in RedHat in December 2003. Mr. Bonner served as President and CEO of Terraspring from 2000 until its acquisition by Sun Microsystems in 2002. In addition to Mr. Bonner's anticipated responsibilities as Executive Chairman of the Board, he counsels the Company on matters pertaining specifically to business development and strategic initiatives.

     Carolyn Chin joined the Board in August 2000 and became Chairman of the Board effective May 1, 2001. Ms. Chin has over 30 years of experience in information technology, marketing, media, telecommunications, retailing, health care, education and small business market segment. She has held a number of senior executive positions including at: Reuters, Market XT, IBM, Citibank, AT&T, Macy's and in the U.S. Government. She is also currently Chairman and CEO of Cebiz, a consulting and venture services firm. Ms. Chin has also received numerous honors including selection as a White House Fellow and the Committee of 100 (prominent Chinese-Americans). She graduated with an M.B.A. from the Harvard Business School and a B.S. in Management Engineering from Rensselaer Polytechnic.

     Gideon Mantel is a co-founder of Commtouch and served as its Chief Financial Officer from its inception in February 1991 until October 1995, when he became Commtouch's Chief Operating Officer. In November 1997, he became Commtouch's Chief Executive Officer. He has also served as a Director of Commtouch since inception. Mr. Mantel received a B.A. in Political Science and an M.B.A from Tel Aviv University.

     Amir Lev is a co-founder of Commtouch and has served as its Chief Technology Officer and as a Director since its inception in 1991. Mr. Lev has also been the General Manager of Commtouch since January 1997 and President since May 2000. Mr. Lev received a B.A. in Computer Science and Economics from Hebrew University of Jerusalem.

     Nahum Sharfman rejoined the Board in March 2000. Mr. Sharfman is a co-founder of Commtouch and served as its Chief Executive Officer and Chairman of the Board at its inception in February 1991. In November 1997 Mr. Sharfman stepped down as Chief Executive Officer to become a founder of Dealtime.com (now known as Shopping.com). Mr. Sharfman remained Chairman of the Board of Commtouch until he resigned in January 1999. Prior to founding Commtouch, Mr. Sharfman spent eleven years with National Semiconductor Corporation in various development and management roles. Mr. Sharfman received a Ph.D. in High Energy Nuclear Physics from Carnegie Mellon University and M.S. and B.S. degrees in Physics from the Technion - Israel Institute of Technology, Haifa.

     Lloyd E. Shefsky is a Clinical Professor of Entrepreneurship and Co-Director of the Center for Family Enterprises at the Kellogg School of Management and has taught in several countries. In 1970, he founded the Chicago law firm, Shefsky & Froelich Ltd., where he is Of Counsel since 1996. Since 1981 he has represented the Government of Israel throughout the Midwestern U.S. For nearly forty years he has represented hundreds of entrepreneurs and their companies, and during the past twenty-five years, such representation has included numerous Israeli companies with U.S. operations. Mr. Shefsky authored "Entrepreneurs Are Made Not Born," which was translated into five foreign languages. He received his J.D. from the University of Chicago Law School, a B.S.C. from De Paul University (accounting), is a member of the Illinois and Florida Bars, and has a CPA certificate in Illinois.

     Richard Sorkin joined the Board immediately following the closing of our initial public offering. Since June 1998 Mr. Sorkin has served as an advisor to several early-stage Internet companies and is a Director of several private companies. From June 1998 to April 1999 he was the Chairman of the Board of Directors of ZIP2, an Internet media company that was sold to Compaq. From May 1996 to June 1998, he was Chief Executive Officer of ZIP2 and from May 1993 to March 1996 he held various executive positions with Creative Technology, Ltd., a leading provider of multi-media hardware. Mr. Sorkin received a B.A. with honors in Economics from Yale University and an M.B.A. from Stanford University.

     As noted above, Messrs. Netzer and Segev are the Company's Outside Directors elected in accordance with Israel's Companies Law for a three-year term of office that will expire in 2005. Biographical information concerning Messrs. Netzer and Segev follows for information purposes only.

     Udi Netzer is the active Chairman of Eyeblaster, a rich media ad management system that allows publishers, agencies and advertisers to independently create and manage out-of-banner advertising campaigns. Mr. Netzer has over 15 years experience in various sales, marketing, and executive positions with companies such as 3COM, NetManage, and VCON. As a partner in Evergreen, an initial investor in Commtouch, Mr. Netzer was one of the first venture capitalists in Israel.

     Ofer Segev has been the CFO of Attunity Ltd. since 2003. Prior to his joining Attunity, he served as the CEO for TeleKnowledge, a content commerce platform vendor; and as CFO for Tundo, a developer of an IP-based voice and media services platform. Prior to his position at Tundo, Mr. Segev was a partner at Ernst & Young Israel where he led the High Tech Industry practice group. Mr. Segev has a BA in economics and accounting from Bar Ilan University in Israel, and has studied at the Kellogg Graduate School of Management at Northwestern University.

Proposal

     The shareholders are being asked to elect the Director nominees listed above for one year terms or until their successors are elected. Election of Directors requires the affirmative vote of the holders of a majority of the outstanding Ordinary Shares represented at the Annual Meeting, in person or by proxy, and voting on the election of Directors.

Board Recommendation

     The Board recommends that the shareholders vote "FOR" the adoption of this resolution.


                                  PROPOSAL TWO
                        APPROVAL OF COMPENSATION TERMS OF
                     CERTAIN OFFICERS WHO ARE ALSO DIRECTORS

Background

     Under Israel's Companies Law, the compensation terms of Directors of the Company, whether in their capacity as Directors or otherwise, require shareholder approval. Gideon Mantel, who is a Director of the Company, is also the Chief Executive Officer of the Company. Amir Lev, who is a Director of the Company, is also the President and Chief Technology Officer of the Company. Therefore, their compensation is subject to this shareholder approval requirement.

Proposal

     The shareholders are being asked to approve the compensation terms of these Officers for their services as Officers for calendar year 2005, in the amounts to be presented at the Annual Meeting, as approved by the Audit Committee and Board.

     The proposal requires the affirmative vote of the holders of a majority of the outstanding Ordinary Shares represented at the Annual Meeting, in person or by proxy, and voting thereon for approval.

     It  is  proposed   that  the   following   resolution  be  adopted  by  the
shareholders:

     "RESOLVED, that the compensation terms for Gideon Mantel and Amir Lev, who are both Officers and Directors of the Company, for calendar year 2005, is hereby approved."

Board Recommendation

     The Board recommends that the shareholders vote "FOR" the adoption of this resolution.


                                 PROPOSAL THREE

      APPROVAL OF COMPENSATION TERMS OF NEW EXECUTIVE CHAIRMAN OF THE BOARD AND RELATED INCREASE IN ALLOTMENT OF ORDINARY SHARES AVAILABLE UNDER THE
  COMPANY'S AMENDED AND RESTATED 1999 NONEMPLOYEE DIRECTORS STOCK OPTION PLAN

Background

     Under Israel's Companies Law, the compensation terms of Directors of the Company, whether in their capacity as Directors or otherwise, requires shareholder approval. This includes compensation in the form of stock options. The Company reimburses out-of-pocket expenses incurred by all Directors in attending meetings of the Board of Directors and its committees. The Company also issues options to non-employee Directors in accordance with the Amended and Restated 1999 Nonemployee Directors Stock Option Plan (for Israeli based
Directors, options are granted under the Amended and Restated Israeli Share Option Plan).

     Nasdaq Marketplace Rule (i)(1)(A) requires shareholder approval for material changes to a stock option plan or other equity compensation arrangement is made or materially amended pursuant to which stock may be acquired by officers, directors, employees or consultants.

     Assuming the election of Mr. Ian Bonner to the Board, the shareholders are being asked to approve the compensation of Mr. Bonner, in his capacity as both a consultant to the Company and the Executive Chairman of the Board, in the amounts and under the terms to be presented at the Annual Meeting, as approved by the Audit Committee and Board.

Proposal

     As part of Mr. Bonner's compensation to be presented to shareholders at the Annual Meeting, shareholders are being asked to approve a one time amendment to
Section 6(a) to the Amended and Restated 1999 Nonemployee Directors Stock Option Plan ("Plan") to allow for a grant to Mr. Bonner of 1,480,000 options, in place of the grant of 150,000 options currently allowed for by the Plan. The grant is to have an issuance date of June 16, 2004.

     Shareholders are also being asked to approve an increase in the shares allotted to the Plan by 1,500,000 Ordinary Shares. The plan's share allotment was last amended at the annual meeting of shareholders held on December 26, 2003, at which shareholders approved an increase of 840,000, for a total of 2,290,000 Ordinary Shares.

     The proposal requires the affirmative vote of the holders of a majority of the outstanding Ordinary Shares represented at the Annual Meeting, in person or by proxy, and voting thereon for approval.

     It  is  proposed  that  the  following   resolutions   be  adopted  by  the
shareholders:

         "Resolved, that the compensation of Ian Bonner as consultant to and Executive Chairman of the Board of the Company, and the corresponding amendment to Section 6(a) of the Plan to allow for a one time grant of 1,480,000 options to Mr. Bonner, is hereby approved .

         Further Resolved, that Section 5(a) of the Plan is amended and restated to read as follows:

         (a) Aggregate Number. Subject to Section 9, the total number of Ordinary Shares reserved and available for issuance pursuant to Options under this Plan shall be 3,790,000 shares, an increase of 1,500,000 shares. Such shares may consist, in whole or in part, of authorized and unissued shares or shares reacquired in private transactions or open market purchases, but all shares issued under the Plan regardless of source shall be counted against the 3,790,000 share limitation. If any Option terminates or expires without being exercised in full, the shares issuable under such Option shall again be available for issuance in connection with other Options. If Ordinary Shares issued pursuant to an Option are repurchased by the Company, such Ordinary Shares shall not again be available for issuance in connection with Options. To the extent the number of Ordinary Shares issued pursuant to an Option is reduced to satisfy withholding tax obligations, the number of shares withheld to satisfy the withholding tax obligations shall not be available for later grant under the Plan."

Board Recommendation

     The Board recommends that the shareholders vote "FOR" the adoption of this resolution.

                                  PROPOSAL FOUR
                 RATIFICATION OF APPOINTMENT AND COMPENSATION OF
                  THE COMPANY'S INDEPENDENT PUBLIC ACCOUNTANTS

Background

     The Board has selected Kost, Forer, Gabbay & Kasierer (a member firm of Ernst & Young Global) as its independent public accountants to audit the consolidated financial statements of the Company for the fiscal year 2004. Kost, Forer,Gabbay & Kasierer has been engaged as the Company's independent public accountants since inception. A representative of Kost, Forer, Gabbay & Kasierer is expected to attend the Annual Meeting and may make a statement thereat. The representative will be available to respond to appropriate questions raised during the Annual Meeting. There will also be a discussion of the 2003 Consolidated Financial Statements of the Company, to the extent requested by shareholders.

Proposal

     Shareholders are being asked to ratify the selection of Kost, Forer, Gabbay & Kasierer as the Company's independent public accountants for the 2004 fiscal year and to authorize their compensation.

     The proposal requires the affirmative vote of the holders of a majority of the outstanding Ordinary Shares of the Company represented at the Annual Meeting, in person or by proxy, and voting thereon.

     It is  proposed  that the  following  resolution  be  adopted at the Annual
Meeting:

     "RESOLVED, that the appointment of Kost, Forer, Gabbay & Kasierer (a member firm of Ernst & Young Global) as the Company's independent public accountants for the fiscal year ending December 31, 2004 is hereby ratified, and the Board of Directors (or, the Audit Committee, if authorized by the Board of Directors) is hereby authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services and as allowable under applicable law."

Board Recommendation

     The Board recommends that the shareholders vote "FOR" the adoption of this resolution.

                                  PROPOSAL FIVE
                          APPROVAL OF PRIVATE PLACEMENT

Preliminary Note

    Since late June 2004, the Company has remained listed on the The Nasdaq SmallCap Market pursuant to an exception determined by the Nasdaq Listing
Qualifications Panel (the "Panel"). Among other things, the Company was to submit to Nasdaq by October 31, 2004 evidence of compliance, for the quarter ending September 30, 2004, with the $2.5 million shareholders' equity requirement, as set forth in Nasdaq Marketplace Rule 4310(c)(2)(B) (the "September 30th Requirement"). Recognizing that the Company would not be able to meet this criterion, the Company petitioned Nasdaq for an extension of the September 30th Requirement, and on October 27, 2004, the Panel granted the Company's request for an extension of the September 30th Requirement. This extension is subject to certain terms which are outlined in the Company's press release of November 1, 2004, including the announcement and closing of the SPA transaction, as described below, by certain deadlines set forth in the aforementioned press release. The increase in shareholders' equity that would result from consummation of the SPA, following repayment of the convertible notes as described under Proposal Six below, should permit the Company to continue to be included on The Nasdaq SmallCap Market through at least the end of this year.

Background

     The following discussion is qualified in its entirety by reference to the text of the documents described, which are attached as exhibits to the Company's report on Form 6-K filed with the Securities and Exchange Commission on November 5, 2004, and which can be accessed at www.sec.gov.

     On October 31, 2004, the Company entered into a Securities Purchase Agreement ("SPA") for the sale of Series A Preferred Shares to investors of the Company identified in the schedule of buyers to the SPA. This transaction is subject to the closing conditions set forth in the SPA, which include obtaining shareholder approval. Key features of the transaction are as follows:

     o The Company will sell 6,380,000 Series A Preferred Shares (the "Preferred Shares") to new and existing investors, including two of its current Directors and the nominee for Executive Chairman of the Board, for an aggregate purchase price of $3.19 million dollars. The purchase price per share to be paid in the private placement transaction is $0.50 - the closing bid price of the Ordinary Shares of the Company published immediately prior to the date the Company entered into the SPA.

     o The Preferred Shares, which are subject to the approval by the shareholders at the Annual Meeting, will be convertible into the Company's Ordinary Shares, and will have certain preferences and other rights relating to liquidation and business combinations (see "Proposal Seven - Creation of Series A Preferred Shares and Amendment of the Amended and Restated Articles of Association" for a more complete description of the shares).

     o The Preferred Shares to be issued by the Company pursuant to the SPA will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. Under a Registration Rights Agreement ("RRA") signed concurrently with the SPA, within 60 days of the closing of the transaction, the Company will be required to register for resale with the Securities Exchange Commission the Ordinary Shares into which the Preferred Shares may be converted.

     o Pursuant to a formula included in the RRA, the Company shall pay to the investors registration delay payments in Preferred Shares of up to 1,000,000 Preferred Shares if the registration statement is not filed timely, if the registration statement is not declared effective within 120 days of the closing of the transaction, or the effectiveness of the registration statement is not maintained by the Company.

     o The Company is entitled to terminate the SPA and RRA should it be interested in pursuing a transaction whereby a recapitalization, reorganization, reclassification, consolidation, merger, scheme of arrangement, sale of all or substantially all of the Company's assets to another person or other transaction is contemplated in such a way that holders of Ordinary Shares will be entitled to receive securities or assets with respect to, or in exchange for, Ordinary Shares (an "Organic Change"). In this case, the Company shall pay the investors 7.5% of the amount of investment under the SPA in full satisfaction of all obligations under the SPA (the "break up fee").

     o The Directors and nominee for Executive Chairman of the Board participating in the transaction have agreed to waive their rights to the break up fee and registration delay payments.

Nasdaq Rules:

     Nasdaq Marketplace Rule 4350(i)(1)(D) requires that a company seek shareholder approval if it issues shares constituting more than 20% of its outstanding share capital before the issuance at less than the market or book value of the shares.

     Upon  the  issuance  of  the  Preferred   Shares  at  the  closing  of  the
transaction, the Preferred Shares will represent approximately 15% of the outstanding share capital of the Company before the issuance - assuming a conversion ratio of one Preferred Share into one Ordinary Share (until September 14, 2005, the Preferred Shares are convertible into Ordinary Shares on a one-for-one basis; thereafter, one Preferred Share is convertible into two Ordinary Shares). Even if the issuance is calculated at the higher conversion ratio, resulting in ownership of approximately 30% of the outstanding share capital of the Company before the issuance, the Company believes that its issuance of the Preferred Shares at the fair market value of an Ordinary Share immediately prior to the transaction is sufficient in order not to implicate the stated Nasdaq Rule.

     Upon the issuance of the Preferred Shares, certain anti-dilution protections will be triggered under warrants and additional investment rights ("AIRs") issued in connection with the May 2004 Securities Purchase Agreement and warrants issued under the November 2003 Securities Purchase Agreement. Specifically, the May 2004 warrants and AIRs, currently having exercise prices of $0.836 and $0.76, respectively, will have those exercise prices adjusted downward to $0.792 and $0.726, respectively, and the November warrant will be adjusted from $0.83 to $0.787 on the closing of the SPA transaction.

     Based in large measure on the assumption that Nasdaq would determine that Nasdaq Rule 4350(i)(1)(D) is implicated by the SPA transaction, especially given the existence of a "two for one" conversion ratio and/or the triggering of anti-dilution rights, the Company decided to request shareholder approval of this transaction.

     Nasdaq Marketplace Rule 4350(i)(1)(A) requires shareholder approval when an "equity compensation arrangement is made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants".

     The Company does not believe that this rule applies to the current transaction, under which two directors and a nominee to the Board are participating (together referred to as "individuals"). These individuals are paying the same fair market value as other investors in the transaction, and are waiving their rights to break-up fees and registration delay payments. The individuals did not take an active role in the negotiation of the SPA terms, and the terms are not intended in any manner as compensation to the individuals. Lastly, there can be no guarantee that these individuals will ever realize any gain on their investment under the SPA transaction.

     Nevertheless, based in large measure on the assumption that Nasdaq would determine that Nasdaq Marketplace Rule 4350(i)(1)(A) is implicated by the SPA transaction, the Company decided to request shareholder approval of this transaction.

Israel's Companies Law:

     Israel's Companies Law provides that an extraordinary transaction of a publicly traded company with its controlling person or an extraordinary transaction of a publicly traded company with a person in which the controlling person has a personal interest, including a private placement which is an extraordinary transaction, requires the approval of the company's audit committee, board of directors and shareholders, in that order. An "extraordinary transaction" is a transaction that is not in the ordinary course of business, a transaction that is other than at arms' length, or a transaction that may have a material effect on the profitability, assets or liabilities of the company. A "controlling person" is a person or entity that has the ability to direct the actions of the company (other than such an ability that derives solely from a position as a director or officer), and including in particular the ability to nominate more than half of the directors or the ability to appoint the chief executive officer of the company. A person who holds at least 25% of the voting power is deemed to be a controlling person, unless another person holds more than 50% of the voting power. Israel's Companies Law aggregates the holdings of all persons who have a personal interest in a transaction to determine whether there is a controlling person.

    The Company does not believe that the investors purchasing shares in the private placement are controlling persons within the meaning of Israel's Companies Law, since current investors participating in this transaction collectively possess only approximately 18% of the voting power before the transaction. While the Company does not believe it appropriate to aggregate the SPA transaction with the RAE transaction described under Proposal Six below, the Company notes that if the current voting power of the two note holders under the RAE transaction (not participating in the SPA transaction) were taken into account, all participants under both transactions would collectively possess approximately 28% of the voting power of the Company before consummation of the transactions.

     The Company is seeking approval of the SPA transaction to the extent required under Nasdaq Rules and Israeli law, as detailed above. The Audit Committee and the Board of Commtouch approved the transaction on November 1, 2004.

Proposal

     Shareholders are being asked to approve the private placement under the SPA and RRA.

     Under  Israel's   Companies  Law,  an  extraordinary   transaction  with  a
controlling shareholder requires the approval of the Audit Committee, the Board and the shareholders.

     The approval of the private placement requires the affirmative vote of the holders of a majority of the outstanding Ordinary Shares represented at the Annual Meeting, in person or by proxy, and voting thereon. In addition, the majority must include the affirmative vote of at least one-third of the votes cast by shareholders who are not controlling shareholders of the Company or their representatives or, alternatively, the total shareholdings of the votes cast against the proposal (other than by the Company's controlling shareholders) must not represent more than one percent of the voting rights in the Company.

     It  is  proposed   that  the   following   resolution  be  adopted  by  the
shareholders:

         "RESOLVED, that the private  placement under the SPA and RRA of October
          31, 2004, be, and hereby is, approved."

Board Recommendation

     The Board recommends that the shareholders vote "FOR" the adoption of this resolution.


                                  PROPOSAL SIX
            APPROVAL OF REDEMPTION, AMENDMENT AND EXCHANGE AGREEMENT

Background

     The following discussion is qualified in its entirety by reference to the text of certain of the documents described, which are attached as exhibits to the Company's report on Form 6-K filed with the Securities and Exchange Commission on November 5, 2004, and which can be accessed at www.sec.gov.

     On October 31, 2004, the Company entered into a Redemption, Amendment and Exchange Agreement ("RAE") that provides for the Company's repayment of outstanding convertible notes issued in the principal amount of $3 million under the November 2003 Securities Purchase Agreement, plus the performance of certain other obligations delineated below. Important considerations underlying the basis for this transaction, as well as the SPA transaction described in Proposal Five to this Proxy Statement, included the improvement of the Company's financial position, elimination of its long-term debt as well as certain other restrictive terms which accompanied the convertible notes. Further, it is important to note that in the event of a default under the notes, the note holders would be entitled not only to seek immediate repayment of the principal and interest under the notes, but also to enjoy an additional 20% "redemption premium" on the principal amount of the notes. For a change of control of the Company, the redemption premium would be 25%.

     In addition, as mentioned above in Proposal Five, the increase in shareholders' equity that would result from consummation of the SPA, following repayment of the convertible notes, should permit the Company to continue to be included on The Nasdaq SmallCap Market through at least the end of this year.

          In order for new investors to agree to enter into the SPA transaction, it was imperative for the Company to:

     o    redeem the convertible notes;
     o    terminate the note holders rights to purchase additional notes;
     o    remove the related security interests over assets of the Company;
     o elicit a waiver from such note holders (plus an additional investor), who are also investors under the May 2004 Securities Purchase Agreement, of a condition of such agreement preventing the signing of additional financing transactions until late November 2004; and
     o elicit a waiver of participation rights in the SPA transaction that the note holders or investors enjoy under both the November 2003 and May 2004 Security Purchase Agreements.

Key RAE Transaction Terms

     The RAE transaction is subject to the closing conditions set forth in the SPA transaction, which include obtaining shareholder approval. Key features of the RAE transaction are as follows:

     1.   At the  closing,  the  Company  will  repay in full the $3  million in
          principal  amount,  plus  accrued  interest,   outstanding  under  the
          convertible notes.

     2. In exchange for the cancellation by the convertible note holders of their rights, pursuant to the terms of the November 2003 financing, to purchase up to $3 million in additional notes convertible into approximately 3.3 million Ordinary Shares at a $0.90 conversion price (plus the issuance of an additional 600,000 warrants as warrant coverage thereon), the Company will issue to such holders warrants to purchase an aggregate of approximately 3.3 million Ordinary Shares at an exercise price of $0.90 per share.

     3. The note holders (and the additional investor under the May 2004 Securities Purchase Agreement) will waive the rights described above. In exchange for such waiver, the Company will deliver to such persons an aggregate of 900,000 Preferred Shares.

     4. The note holders' security interests in Company assets will be terminated.

     5. The Preferred Shares and Warrants to be issued by the Company will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. Under an amendment to the existing Registration Rights Agreement ("Existing RRA") of November 2003, within 30 days of the closing of the transaction, the Company will be required to register for resale with the Securities Exchange Commission the Ordinary Shares into which the Preferred Shares may be converted and the Ordinary Shares issuable upon exercise of the Warrants.

     6. Pursuant to an amendment to the formula included in the Existing RRA, registration delay payments to be paid by the Company if the registration statement is not filed timely, if the registration statement is not declared effective within 120 days of the closing, or the effectiveness of the registration statement is not maintained by the Company, are now capped at $200,000. Previously, such formula was not subject to a monetary limit.

     Prior to entering into this transaction, the aggregate holdings of the note holders, on a fully diluted basis (i.e., assuming the exercise by the note holders of the convertible notes, warrants and rights to purchase additional convertible notes and warrants), was 8,147,791 Ordinary Shares of the Company (independent of their other holdings pursuant to the May 2004 Securities Purchase Agreement and/or otherwise). Upon the closing of the RAE transaction, the note holders will hold warrants to purchase an aggregate of 3,933,333 Ordinary Shares and 900,000 Preferred Shares. The Preferred Shares are convertible into 900,000 Ordinary Shares until September 14, 2005 and into 1,800,000 Ordinary Shares thereafter. Even if the higher conversion ratio of Preferred Shares is taken into account, subsequent to the closing of the RAE transaction, the aggregate holdings of the note holders, on a fully diluted basis, will be only 70% of their original shareholdings under the November 2003 Securities Purchase Agreement.

Nasdaq Marketplace Rule:

     Rule 4350(i)(1)(B) requires an issuer to seek shareholder approval prior to the issuance or potential issuance of securities that will result in a change of control of the issuer. A change of control is presumed to occur when an individual or entity, alone or as a member of a group (a "Person") will own, or have the right to acquire, 20% or more of the outstanding common stock or voting power of the issuer, unless a Person or the Company's management and directors as a group hold a percentage of voting power that, after the issuance, will exceed the voting power being vested in any Person as a result of the issuance.

     Israel Seed IV L.P., a participant in the RAE transaction, will possess approximately 20% of the Company's outstanding shares on a fully diluted post-RAE transaction basis (i.e. taking into account only Israel Seed's rights to purchase Ordinary Shares in the Company, including the Preferred Shares to be issued in the RAE transaction, plus its actual shareholdings).

     The Company is seeking shareholder approval of the RAE transaction, especially in regards to Nasdaq Marketplace Rule 4350(i)(1)(B) and as required under Israeli law (see discussion under Proposal Five above).
 The Audit Committee and Board approved the transaction on November 1, 2004.

Proposal

     Shareholders are being asked to approve the RAE transaction.

     Under  Israel's   Companies  Law,  an  extraordinary   transaction  with  a
controlling shareholder requires the approval of the Audit Committee, the Board and the shareholders.

     The approval of the RAE transaction requires the affirmative vote of holders of a majority of the outstanding Ordinary Shares represented at the Annual Meeting, in person or by proxy, and voting thereon. In addition, the majority must include the affirmative vote of at least one-third of the votes cast by shareholders who are not controlling shareholders of the Company or their representatives or, alternatively, the total shareholdings of the votes cast against the proposal (other than by the Company's controlling shareholders) must not represent more than one percent of the voting rights in the Company.

     It  is  proposed   that  the   following   resolution  be  adopted  by  the
shareholders:

         "RESOLVED, that the transaction described under the RAE of October 31, 2004, be, and it hereby is, approved."

Board Recommendation

     The Board recommends that the shareholders vote "FOR" the adoption of this resolution.

                                 PROPOSAL SEVEN
                    CREATION OF SERIES A PREFERRED SHARES AND
            AMENDMENT OF AMENDED AND RESTATED ARTICLES OF ASSOCIATION

Background

      At the proposed closings of the transactions described in Proposals Five and Six above, the Company will issue Series A Preferred Shares to the investors thereunder. This Proposal Seven seeks shareholder approval for the creation of the Series A Preferred Shares, the resulting increase in authorized share capital and amendments to the Amended and Restated Articles of Association of the Company (the "Articles"). Attached hereto as Exhibit A is the form of Articles for which the Company is seeking shareholder approval, and the following discussion is qualified in its entirety by reference to the text of the Articles.

      As of the date of this Proxy Statement, the authorized share capital of the Company is NIS 7,500,000 divided into 150,000,000 Ordinary Shares of nominal value NIS 0.05 per share. As of the date of this Proxy Statement, 42,533,464 Ordinary Shares are outstanding, 13,750,000 Ordinary Shares are reserved for issuance under the Company's stock option plans and 34,137,586 Ordinary Shares are reserved for issuance under securities exercisable or convertible into Ordinary Shares pursuant to various financing agreements.

      This Proposal requests shareholder approval for the creation of the Preferred Shares by way of an increase in the authorized share capital by NIS 414,000 divided into eight million two hundred eighty thousand (8,280,000) Series A Preferred Shares of nominal value NIS 0.05 per share.

       The Preferred Shares shall have the following rights, powers and authorities:

     a. The right to notice of any shareholders' meeting in accordance with the Articles, and the right to vote, together with holders of Ordinary Shares, with respect to any question upon which holders of Ordinary Shares have the right to vote. In all such votes, each Preferred Share shall grant the right to one vote. The Preferred Shares will vote together with the Ordinary Shares and not as a separate class in all General Meetings of the Company, except as required by law or under the Articles.

     b. Those rights, powers and authorities held by the holders of Ordinary Shares.

     c. The right to receive any surplus upon liquidation of the Company prior to the distribution of any surplus to the holders of Ordinary Shares, in an amount equal to US$1.00 per Preferred Share ("2X Payment") or, if such surplus shall be insufficient to permit the payment of the full 2X Payment to the holders of the Preferred Shares, then the maximum possible amount of the surplus legally available for distribution shall be distributed ratably among the holders of the Preferred Shares in proportion to the preference amount each such holder is otherwise entitled to receive.

     d. The right to receive any securities and/or assets upon an Organic Change (see definition under Proposal Five above) prior to the distribution of such securities and/or assets to the holders of Ordinary Shares, in an amount equal to the greater of (i) 2X Payment, or (ii) the value of the securities and/or assets that they would receive if they were to hold an amount of Ordinary Shares equivalent to the amount of their Preferred Shares on an as converted basis.

     e. The Company shall not declare dividends unless the holders of a majority of the voting power of the Preferred Shares consent, or until such time as a majority of the voting power of the Preferred Shares have converted or exchanged its shares by way of its conversion rights hereunder, Organic Change or otherwise.

     f. Until such time as an aggregate of at least 75% of the Preferred Shares initially issued under the SPA and the RAE are converted into Ordinary Shares or exchanged in connection with an Organic Change, the right to veto, by the vote of the holders of a majority of the voting power of the Preferred Shares, at a separate class meeting, (i) the creation of a new class of shares or other securities (debt or equity) with rights superior or equal to those of the Preferred Shares in any way, and (ii) an increase in the authorized share capital that contemplates an increase in the amount of Preferred Shares that are issuable by the Company.

     g. For the period beginning December 14, 2004 and ending September 14, 2005, the right to convert each Preferred Share into one Ordinary Share by way of written notice to the Company setting forth the number of Preferred Shares that a holder intends to convert. For the period beginning September 15, 2005 and thereafter, the right to convert each Preferred Share into two Ordinary Shares by way of written notice to the Company setting forth the number of Preferred Shares that a holder intends to convert. Notwithstanding anything herein to the contrary, a decision to convert Preferred Shares into Ordinary Shares by the holders of a majority of the voting power of Preferred Shares shall result in the conversion of all outstanding Preferred Shares into Ordinary Shares in the applicable ratio set forth above.

     h. In the event that the Company shall at any time change, by subdivision or combination in any manner or by the making of a share dividend (i.e. bonus shares) the number of Ordinary Shares then outstanding into a different number of shares, then thereafter the number of Ordinary Shares issuable upon the conversion of the Preferred Shares shall be increased or decreased, as the case may be, in direct proportion to the increase or decrease in the number of Ordinary Shares by reason of such change.

     i. In the event of any capital reorganization, or of any reclassification of the share capital of the Company or in case of the consolidation or merger of the Company with or into any other corporation (other than a consolidation or merger in which the Company is the continuing corporation and which does not result in any change in the Ordinary Shares), each Preferred Share shall after such capital reorganization, reclassification of share capital, consolidation, merger or sale entitle the holder to obtain the kind and number of Ordinary Shares, or of the shares of the corporation resulting from such consolidation or surviving such merger, as the case may be, to which such holder would have been entitled if it had held the Ordinary Shares issuable upon conversion of such shares of Preferred Shares immediately prior to such capital reorganization, reclassification of capital stock, consolidation, merger or sale. To the extent that this paragraph relates to matters covered by the definition of "Organic Change", this paragraph is not intended to grant the Preferred Share holders any additional rights to those they possess in the event of an occurrence of an Organic Change, rather it is intended to provide additional clarification of such rights, or a portion thereof.

     In addition to the creation of the new preferred class of shares and accompanying increase in the authorized share capital of the Company, the Articles have been further amended a) to increase the legal quorum necessary for convening a general meeting of shareholders, in compliance with Nasdaq corporate governance rules, to two or more shareholders, present in person or by proxy and holding shares conferring in the aggregate at least one third of the outstanding voting power of the Company, b) to add new definitions in relation to the creation of the Preferred Shares and c) to better clarify certain provisions of the Articles.

     The Board believes that an increase in the authorized share capital to NIS 7,914,000 divided into one hundred fifty million (150,000,000) Ordinary Shares of nominal value NIS 0.05 per share and eight million two hundred eighty thousand (8,280,000) Series A Preferred Shares of nominal value NIS 0.05 per share, the creation of the rights, powers and authorities of the new Preferred Shares and the other changes to the Articles described herein is appropriate at this time and in the best interests of the Company.

     Under Israel's Companies Law and the Company's Amended and Restated Articles of Association, changes to the authorized share capital of the Company and amendments to the Articles require shareholder approval.

Proposal

           The shareholders are being asked to approve the changes to the authorized share capital of the Company and amendments to the Articles.

      This proposal requires the affirmative vote of the holders of a majority of the outstanding Ordinary Shares represented at the Annual Meeting, in person or by proxy, and voting thereon.

      It  is  proposed  that  the  following   resolutions  be  adopted  by  the
shareholders:

     "RESOLVED, to increase the authorized share capital of the Company to NIS 7,914,000 divided into one hundred fifty million (150,000,000) Ordinary Shares of nominal value NIS 0.05 per share ("Ordinary Shares") and eight million two hundred eighty thousand (8,280,000) Series A Preferred Shares of nominal value NIS 0.05 per share ("Preferred Shares"); and

     FURTHER RESOLVED, that the Company's Amended and Restated Articles of Association be amended, restated and replaced in their entirety by the Amended and Restated Articles of Association in the form attached as Exhibit A to the Company's Proxy Statement dated November 11, 2004."

Board Recommendation

     The Board recommends that the shareholders vote "FOR" the adoption of these resolutions.
                                    * * * * *

Other Matters

     The  Company  knows of no  other  matters  to be  submitted  at the  Annual
Meeting.

Dated: November 11, 2004

                                    EXHIBIT A



                                THE COMPANIES LAW


                           A COMPANY LIMITED BY SHARES


                  AMENDED AND RESTATED ARTICLES OF ASSOCIATION

                                       of

                             COMMTOUCH SOFTWARE LTD.


1.       Preliminary
         -----------

         1.1. Construction. In these Articles, each of the following terms shall have the respective meaning appearing next to it, if not inconsistent with the subject or context:

                  1.1.1.   "Articles"  -  These  Articles  of  Association,   as
                           amended from time to time.

                  1.1.2. "Board" - the board of directors appointed under these Articles.

                  1.1.3.   "Company" - Commtouch Software Ltd.

                  1.1.4. "Companies Law" - The Companies Law, 5759-1999 and any regulations promulgated thereunder.

                  1.1.5. "General Meeting" - an Annual Meeting or a Special Meeting as defined in Article 9.2.1.

                  1.1.6. "New Securities" - any shares of the Company and all rights, options or warrants to purchase capital shares and securities of any type whatsoever that are, or may become, convertible into shares, except for shares, rights, options, warrants or other securities issued upon conversion of any New Securities into shares of the Company, or upon the exchange of any shares exchangeable into shares of another class.

                  1.1.7. "on an as converted basis" - with respect to any given right in question, and for any calculation of shareholding in the Company, Preferred Shares shall be calculated as, and have the effect of, such number of Ordinary Shares into which such Preferred Shares are convertible at that time.

                  1.1.8 "Organic Change" - Any recapitalization, reorganization, reclassification, consolidation, merger, scheme of arrangement, sale of all or substantially all of the Company's assets to another person or other transaction, in each case which is effected in such a way that Shareholders are entitled to receive securities and/or assets with respect to or in exchange for their shares in the Company.

                  1.1.9.   "Shareholder" -

                           (a) A holder of one or more of the shares of the Company; or

                           (b) a person registered as such in the Register of Shareholders; or

                           (c) a person who holds a share certificate.

                  1.1.10.  "Register   of   Shareholders"   -  The  Register  of
                           Shareholders pursuant to Article 12.

                  1.1.11. "Year and Month" - A Gregorian month or year.

         1.2. Any capitalized term used but not otherwise defined in these Articles shall have the meaning ascribed to it in the Companies Law.

2.       Public Company
         --------------

         The Company is a Public Company as such term is defined in the Companies Law.

3.       Share Capital
         -------------

         3.1. The authorized share capital of the Company is NIS 7,914,000 divided into one hundred fifty million (150,000,000) Ordinary Shares of nominal value NIS 0.05 per share ("Ordinary Shares") and eight million two hundred eighty thousand (8,280,000) Series A Preferred Shares of nominal value NIS 0.05 per share ("Preferred Shares").

         3.2. The holders of issued and outstanding Ordinary Shares shall have all the rights, powers and authorities associated with the shares of the Company, including the power to appoint directors, to receive notice of, and to vote in, General Meetings of the Company, and to receive dividends and any surplus upon the liquidation of the Company.

         3.3 Each Preferred Share shall grant the holder thereof the right to notice of any shareholders' meeting in accordance with these Articles, and the right to vote, together with holders of Ordinary Shares, with respect to any question upon which holders of Ordinary Shares have the right to vote. In all such votes, each Preferred Share shall grant the right to one vote. The Preferred Shares will vote together with the Ordinary Shares and not as a separate class in all General Meetings of the Company, except as required by law or hereunder.

                  In addition, the holders of issued and outstanding Preferred Shares shall have all the rights, powers and authorities held by the holders of Ordinary Shares and, notwithstanding anything to the contrary in Articles 8, 9.1.1 and 9.1.5 below, shall have the following additional rights, powers and authorities:

                  a. The right to receive any surplus upon liquidation of the Company prior to the distribution of any surplus to the holders of Ordinary Shares, in an amount equal to US$1.00 per Preferred Share ("2X Payment") or, if such surplus shall be insufficient to permit the payment of the full 2X Payment to the holders of the Preferred Shares, then the maximum possible amount of the surplus legally available for distribution shall be distributed ratably among the holders of the Preferred Shares in proportion to the preference amount each such holder is otherwise entitled to receive.

                  b. The right to receive any securities and/or assets upon an Organic Change prior to the distribution of such securities and/or assets to the holders of Ordinary Shares, in an amount equal to the greater of (i) 2X
                       Payment, or (ii) the value of the securities and/or assets that they would receive if they were to hold an amount of Ordinary Shares equivalent to the amount of their Preferred Shares on an as converted basis.

                  c. Notwithstanding anything to the contrary in Article 19, the Company shall not declare dividends unless the holders of a majority of the voting power of the Preferred Shares consent, or until such time as a majority of the voting power of the Preferred Shares have converted or exchanged its shares by way of its conversion rights hereunder, Organic Change or otherwise.

                  d. Notwithstanding any other provision that may be contrary in these Articles, until such time as an aggregate of at least 75% of the Preferred Shares initially issued under the October 2004 Securities Purchase Agreement and October 2004 Redemption, Amendment and Exchange Agreement between the Company and the Buyers and Investors, respectively, listed therein are converted into Ordinary Shares or exchanged in connection with an Organic Change, the right to veto, by the vote of the holders of a majority of the voting power of the Preferred Shares, at a separate class meeting, (i) the creation of a new class of shares or other securities (debt or equity) with rights superior or equal to those of the Preferred Shares in any way and (ii) an increase in the authorized share capital that contemplates an increase in the amount of Preferred Shares that are issuable by the Company.

                  e. For the period beginning December 14, 2004 and ending September 14, 2005, the right to convert each Preferred Share into one Ordinary Share by way of written notice to the Company setting forth the number of Preferred Shares that a holder intends to convert. For the period beginning September 15, 2005 and thereafter, the right to convert each Preferred Share into two Ordinary Shares by way of written notice to the Company setting forth the number of Preferred Shares that a holder intends to convert. Notwithstanding anything herein to the contrary, a decision to convert Preferred Shares into Ordinary Shares by the holders of a majority of the voting power of Preferred Shares shall result in the conversion of all outstanding Preferred Shares into Ordinary Shares in the applicable ratio set forth above.

                  f. In the event that the Company shall at any time change, by subdivision or combination in any manner or by the making of a share dividend (i.e. bonus shares) the number of Ordinary Shares then outstanding into a different number of shares, then thereafter the number of Ordinary Shares issuable upon the conversion of the Preferred Shares shall be increased or decreased, as the case may be, in direct proportion to the increase or decrease in the number of Ordinary Shares by reason of such change.

                  g. In the event of any capital reorganization, or of any reclassification of the share capital of the Company or in case of the consolidation or merger of the Company with or into any other corporation (other than a consolidation or merger in which the Company is the continuing corporation and which does not result in any change in the Ordinary Shares), each Preferred Share shall after such capital reorganization, reclassification of share capital, consolidation, merger or sale entitle the holder to obtain the kind and number of Ordinary Shares, or of the shares of the corporation resulting from such consolidation or surviving such merger, as the case may be, to which such holder would have been entitled if it had held the Ordinary Shares issuable upon conversion of such shares of Preferred Shares immediately prior to such capital reorganization, reclassification of capital stock, consolidation, merger or sale. To the extent that this paragraph relates to matters covered by the definition of "Organic Change", this paragraph is not intended to grant the Preferred Share holders any additional rights to those they possess in the event of an occurrence of an Organic Change, rather it is intended to provide additional clarification of such rights, or a portion thereof.

         3.4 If at any time the share capital is divided into different classes of shares, then, unless the conditions of allotment of such class provide otherwise, the rights, additional rights, advantages, restrictions and conditions attached or not attached to any class, at any given time, may be modified, enhanced, added or abrogated by the Company by resolution at a meeting of the holders of the shares of such class.

4.       Issuance of Securities
         ----------------------

         4.1. The unissued shares of the Company shall be under the control of the Board.

         4.2. The Board shall have the power to allot, issue or otherwise dispose of shares to such persons, at such times, on such terms and conditions, and either at par or less than par, at a premium, for cash or other consideration, in whole or in part, at a discount or with payment of commission, with such preferred or deferred rights, restrictions or conditions, all in accordance with the provisions of the Companies Law and as the Board shall deem fit from time to time, provided that such shares do not exceed the registered share capital of the Company. The Board of Directors shall also have the power to give any person the option to acquire from the Company any shares, either at par or less than par, at a premium, for cash or other consideration, in whole or in part, at a discount or with payment of commission, all in accordance with the provisions of the Companies Law and as the Board shall deem fit from time to time.

         4.3. The Board may resolve to issue one or more series of debentures; however, such borrowing power shall be limited to actions that do not unreasonably jeopardize the Company's ability to pay its debt or to conduct its business as an entity that seeks to maximize profits.

         4.4. The Company may, subject to applicable law, issue redeemable shares and redeem the same.

5.       Reorganization of Capital
         -------------------------

         5.1.     Increase of Capital

                  5.1.1. The Company may, from time to time, by resolution of the Shareholders, whether or not all the shares then authorized have been issued, and whether or not all the shares issued have been called for payment, increase its authorized share capital. Any such increase shall be in such amount and shall be divided into shares of such nominal amounts, with such rights and preferences and subject to such restrictions, as such resolution shall provide.

                  5.1.2. Except to the extent otherwise provided in such resolution, any new shares included in the authorized share capital increased under Article 5.1.1 shall be subject to all the provisions of these Articles which are applicable to shares included in the existing share capital, without regard to class (and, if such new shares are of the same class as a class of shares included in the existing share capital, to all of the provisions that are applicable to shares of such class included in the existing share capital). -

         5.2.     Consolidation,  Subdivision,  Cancellation  and  Reduction  of
                  Capital.

                  The Company may, from time to time, by resolution of the Shareholders (subject to applicable law):

                  5.2.1. consolidate all or any part of its issued or unissued share capital into shares of a per share nominal value that is greater than the per share nominal value of its existing shares;

                  5.2.2. subdivide its shares (issued or unissued) or any of them into shares of lesser nominal value than is fixed by these Articles;

                  5.2.3. cancel any shares that have not been issued or subscribed for, and decrease the amount of its authorized share capital by the amount of the shares so canceled, subject to any commitment (including a conditional commitment) given by the Company in respect of such shares.

                  5.2.4. reduce its share capital in any manner, and with and subject to any consent required by law.

         5.3. With respect to any action that may result in fractional shares, the Board may settle any difficulty that may arise with regard thereto as it deems fit, and in connection with any such consolidation or other action that may result in fractional shares may, without limitation:

                  5.3.1.   determine,   as  to  the  holder  of  the  shares  so
                           consolidated, which issued shares shall be consolidated into a share of a larger nominal value per share;

                  5.3.2. allot, in contemplation of or subsequent to such consolidation or other action, shares or fractional shares sufficient to preclude or remove fractional share holdings;

                  5.3.3. redeem, in the case of redeemable shares and subject to the Companies Law, such shares or fractional shares sufficient to preclude or remove fractional share holdings; or

                  5.3.4. cause the transfer of fractional shares by certain Shareholders to other Shareholders so as most expediently to preclude or remove any fractional share holdings, and cause the transferees of such fractional  shares  to pay  the  transferors  of such
                           fractional shares the fair value thereof, and the Board is hereby authorized to act in connection with such transfer as agent for the transferors and transferees of any such fractional shares, with full power of substitution, for the purpose of implementing the provisions of this Article 5.3.

6.       Transfer of Shares
         ------------------

         6.1.     Registration of Transfer

                  6.1.1. No transfer of shares shall be registered in the Register of Shareholders unless one of the following conditions has been met:

                           6.1.1.1. a proper  writing or  instrument of transfer
                                    (in any  customary  form or any  other  form
                                    satisfactory  to the  Board)  signed  by the
                                    transferee and the transferor, together with
                                    the  share  certificate(s)  and  such  other
                                    evidence   of   title  as  the   Board   may
                                    reasonably  require,  were  submitted to the
                                    Company,  and  the  relevant  provisions  in
                                    these  Articles  to  effect  a  transfer  of
                                    shares have been fully complied with.  Until
                                    the  transferee  has been  registered in the
                                    Register of  Shareholders  in respect of the
                                    shares  so  transferred,   the  Company  may
                                    continue to regard the transferor as the owner thereof.

                           6.1.1.2. The Company received a court order requiring
                                    the change in the Register of Shareholders.

                           6.1.1.3. The  Company  received  proof that the legal
                                    requirements for the assignment of rights to any Shares were fulfilled.

                           6.1.1.4. The   occurrence  of  a  condition  that  is
                                    sufficient, under these Articles, to effect the change in the Register of Shareholders.

         6.2.     Decedent's Shares

                  6.2.1. In case of a share registered in the names of two or more holders, the Company may recognize the survivor(s) as the sole owner(s) thereof unless and until the provisions of Article 6.2.2 have been effectively invoked.

                  6.2.2. Any person becoming entitled to a share in consequence of the death of any person, upon producing evidence of the grant of probate or letters of administration or order of inheritance (or such other evidence as the Board may reasonably deem sufficient), shall be registered as a Shareholder in respect of such share, or may, subject to the regulations as to transfer herein contained, transfer such share.

         6.3.     Receivers and Liquidators

                  6.3.1. The Company may recognize any receiver, liquidator or similar official appointed to wind up, dissolve or otherwise liquidate a corporate Shareholder, and a trustee, manager, receiver, liquidator or similar official appointed in bankruptcy or in connection with the reorganization of, or similar proceeding with respect to a Shareholder or its properties, as being entitled to the shares registered in the name of such Shareholder.

                  6.3.2. Such receiver, liquidator or similar official appointed to wind up, dissolve or otherwise liquidate a corporate Shareholder, and such trustee, manager, receiver, liquidator or similar official appointed in bankruptcy or in connection with the reorganization of, or similar proceeding with respect to, a Shareholder or its properties, upon producing such evidence as the Board may deem sufficient as to his authority to act in such capacity or under this Article, shall with the consent of the Board (which the Board may grant or refuse in its absolute discretion) be registered as a Shareholder in respect of such shares, or may, subject to the regulations as to transfer contained in these Articles, transfer such shares.

7.       Limitation of Liability
         -----------------------

         The liability of each Shareholder shall be limited to the payment of the nominal value of its shares or the subscription price paid for such shares, if greater than the nominal value. If the Company issues shares for consideration that is less than the nominal value of such shares, in accordance with, the terms and conditions set forth in Section 304 of the Companies Law, then the liability of each such Shareholder shall be governed by the terms of Section 304 of the Companies Law.

8.       Amendments to the Articles
         --------------------------

         Subject to Article 3.3 (d), the Company may amend these Articles by resolution of the Shareholders.

         The Company shall not amend the Articles in a manner that adversely affects the rights of a Shareholder without obtaining the consent of all Shareholders that are adversely affected by such modification. For the avoidance of doubt, any amendment that affects all the Shareholders in the same manner shall not be deemed to constitute a modification of rights associated with specific shares.

9.       General Meetings
         ----------------

         9.1.     The Powers of the General Meeting

                  The following matters of the Company shall be decided in a General Meeting of Shareholders:

                  9.1.1.   Amendment of these Articles.

                  9.1.2. Exercise of the powers vested in the Board in the event that the Board is unable to exercise such powers, as provided in Section 52(a) of the Companies Law.

                  9.1.3.   Appointment   and   termination   of  the   Company's
                           auditors.

                  9.1.4.   Approval  of  actions  and   transactions   that  are
                           required pursuant to Sections 254 and 255, and 270 through 275, of the Companies Law.

                  9.1.5.   Increase  and  reduction  of  the  authorized   share
                           capital of the Company in accordance with Sections 286 and 287 of the Companies Law.

                  9.1.6. Approval of a merger in accordance with Section 320(a) of the Companies Law.

                  9.1.7. Discussion of the financial statements at an Annual Meeting (as defined below).

                  9.1.8.   Appointment of Outside  Directors in accordance  with
                           Section 239(b) of the Companies Law.

         9.2.     Annual Meetings and Special Meetings

                  9.2.1. An Annual General Meeting shall be held at least once in every calendar year (within a period of not more than 15 months after the last preceding Annual General Meeting), at such time and at such place as determined by the Board. Such Annual General Meetings shall be referred to as "Annual Meetings". Any other Shareholders meetings shall be referred to as "Special Meetings".

                  9.2.2. The agenda at an Annual Meeting shall include a discussion of the annual financial statements of the Company and of the report submitted by the Board that shall include explanations concerning the various events that had an influence on the financial statements.

         9.3.     Convening a General Meeting

                  9.3.1. The Board may, whenever it thinks fit, convene a Special Meeting, at such time and place as may be determined by the Board, and shall be obliged to do so upon the receipt of a written request from (i) either 2 directors or 25% of the directors then in office, (ii) a Shareholder or group of Shareholders that holds at least 5% of the issued and outstanding shares of the Company and at least 1% of the voting rights in the Company, or a Shareholder or group of Shareholders that holds at least 5% of the voting rights in the Company, as provided in Section 63 of the Companies Law.

                  9.3.2. Notice of a General Meeting shall be delivered to Shareholders entitled to receive such notice in the manner and to the extent required by the Companies Law and any regulations promulgated thereunder.

                  9.3.3. The accidental omission to give notice of a meeting to any Shareholder or Shareholders, or the non-receipt of notice sent to such Shareholder, shall not invalidate the proceedings at such meeting.

         9.4.     Proceedings at a General Meeting

                  9.4.1. The Agenda: The agenda for a General Meeting shall be determined by the Board, and shall include (i) in the case of a Special Meeting, the matters for which the Special Meeting was convened pursuant to Section 63 of the Companies Law, and (ii) matters requested by a Shareholder or Shareholders holding not less than (1%) of the voting rights in the General Meeting, provided that such proposed matter is appropriate for discussion in a General Meeting. Only resolutions on matters that are specified in the agenda shall be adopted at such Special Meeting.

                  9.4.2.   Quorum:

                           9.4.2.1. No business shall be transacted at a General Meeting unless a legal quorum is present, and no resolution may be passed unless a legal quorum is present at the time such resolution is voted upon.

                           9.4.2.2. In the absence of a contrary provision in these Articles or in the Companies Law, two or more Shareholders, present in person or by proxy and holding shares conferring in the aggregate at least one third of the outstanding voting power of the Company shall constitute a legal quorum at General Meetings.

                           9.4.2.3. If within half an hour from the time scheduled for a General Meeting a legal quorum is not present, the meeting shall be adjourned to the same day in the next week, at the same time and place, or to such other day and at such other time and other place as the Board may determine in a notice to the Shareholders. If within half an hour from the time scheduled for the adjourned meeting a legal quorum is not present, then any two Shareholders entitled to vote, present in person or by proxy, shall constitute a legal quorum for such adjourned meeting and shall be entitled to resolve any matters on the agenda of the meeting.

                  9.4.3. Chairman: The Chairman of the Board shall preside at every General Meeting of the Company and shall be appointed as the Chairman of the General Meeting. If a Chairman of the Board was not appointed, or if the Chairman of the Board is not present within 15 minutes after the time scheduled for the meeting or is unwilling to take the chair, the Shareholders present shall choose someone of their number to be the chairman of such meeting. The office of Chairman of a General Meeting shall not, by itself, entitle the holder to vote at any General Meeting nor shall it grant him a second or casting vote (without derogating, however, from the right of such Chairman to vote as a shareholder or proxy of a shareholder if, in fact, he is also a shareholder or such proxy).

                  9.4.4. Power to Adjourn: The Chairman of a General Meeting at which a quorum is present may, with the consent of the holders of a majority of the voting power represented in person or by proxy and voting on the question of adjournment, and shall if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting except business that might lawfully have been transacted at the meeting as originally called.

                  9.4.5. Voting Power: Every matter submitted to the General Meeting shall be decided by a vote. Any vote in a General Meeting shall be conducted in accordance with the voting rights that each Shareholder is entitled to in accordance with the number of shares granting voting rights that are held by such Shareholder.

                  9.4.6. Adoption of Resolutions at General Meetings: Subject to the provisions of the Companies Law and to Article
                           3.3 (d), a resolution proposed at any General Meeting shall be deemed adopted if approved by a majority of the voting shares represented at such meeting in person or by proxy. A declaration by the Chairman of the General Meeting that a resolution has been carried unanimously, or carried by a particular majority, or defeated, and an entry to that effect in the minute book of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such resolution.

         9.5.     Resolutions in Writing.

                  A resolution in writing signed by the Shareholders holding at such time all the issued shares having the right to vote at General Meetings, or to which all such Shareholders had agreed to in writing (by letter, telegram, email, telex, facsimile or otherwise), shall have the same force, for any purpose whatsoever, as if unanimously adopted by a General Meeting duly convened and held.

         9.6.     Voting Rights and Proxies

                  9.6.1. No Shareholder shall be entitled to vote in any General Meeting (or be counted as a part of the quorum) unless he fully paid any amounts due, whether with or without any demand for payment for his shares.

                  9.6.2. In the absence of contrary provisions in these Articles or in any condition or term annexed to any shares of any class, each Shareholder participating in a General Meeting shall have one vote for each share giving a right to vote in a General Meeting that is held by such Shareholder.

                  9.6.3. If two or more persons are registered as joint holders of any share, the vote of the person first registered in the Register of Shareholders shall be accepted to the exclusion of the vote(s) of the other joint holder(s).

                  9.6.4. A company or other corporate body being a Shareholder of the Company may duly authorize any person to be its representative at any General Meeting or to authorize or deliver a proxy on its behalf. Any person so authorized shall be entitled to exercise on behalf of such Shareholder all the power that the latter could have exercised if it were a natural person. Upon the request of the Chairman of the meeting, written evidence of such authorization (in form acceptable to the Chairman of the meeting) shall be delivered to him.

                  9.6.5. Any Shareholder entitled to vote may vote either in person or by ballot, as provided in Sections 87 to 89 of the Companies Law or by proxy (and the proxy need not be a Shareholder) or, if the Shareholder is a company or other corporate body, by a representative authorized pursuant to Article 9.6.4. The Board of Directors may determine, in its discretion, the matters that may be voted upon by ballot, in accordance with Section 87(a)(4) of the Companies Law.

                  9.6.6. Instrument of Appointment: An instrument appointing a proxy shall be in writing and shall be substantially in the following form:

                           "I_____________________ of __________________________
                             (Name of Shareholder)     (Address of Shareholder)

                           being a Shareholder of Commtouch Software Ltd. hereby appoint

                           _______________________ of __________________________
                              (Name of Proxy)            (Address of Proxy)

                           as my proxy to vote for me and on my behalf at the General Meeting of the Company to be held on the ____ day of _____________, ______ and at any adjournment(s) thereof.

                           Signed this ______ day of  _______, _______,

                           _____________________________________________________
                                      (Signature of Appointor)"

                           or in any usual or common form or in such other form as may be approved by the Board. Such proxy shall be duly signed by the appointor or such person's duly authorized attorney or, if such appointor is a company or other corporate body, under its common seal or stamp or the hand of its duly authorized agent(s) or attorney(s) in accordance with its constitutional documents.

                  9.6.7. The instrument appointing a proxy (and the power of attorney or other authority, if any, under which such instrument has been signed) shall either be delivered to the Company (at its principal place of business or at the offices of its registrar or transfer agent, or at such place as the Board may specify) not less than 24 hours before the time fixed for the meeting at which the person named in the instrument proposes to vote, or presented to the Chairman at such General Meeting. An instrument appointing a proxy that is not limited in time shall expire 12 months after the date of its execution. If the appointment shall be for a specified period, whether in excess of 12 months or not, the instrument shall be valid for the period stated therein.

                  9.6.8. A vote cast in accordance with an instrument appointing a proxy shall be valid despite the prior death or bankruptcy of the appointing Shareholder (or of his attorney-in-fact, if any, who signed such instrument), or the transfer of the share in respect of which the vote is cast, unless written notice of such matters shall have been received by the Company or by the Chairman of such General Meeting prior to such vote being cast.

                  9.6.9. An instrument appointing a proxy shall be deemed revoked (i) upon receipt by the Company of an instrument or written notice signed by the person who signed such instrument or by the Shareholder appointing such proxy canceling the appointment thereunder (or the authority pursuant to which such instrument was signed) or of an instrument appointing a different proxy, provided such notice of cancellation or instrument appointing a different proxy were so received at the place and within the time for delivery of the instrument revoked thereby as referred to in Article 9.6.7, or (ii) if the appointing Shareholder is present in person at the meeting for which such instrument of proxy was delivered, upon receipt by the Chairman of such meeting of written notice from such Shareholder of the revocation of such appointment, or if and when such Shareholder votes at such meeting. A vote cast in accordance with an instrument appointing a proxy shall be valid despite the revocation or purported cancellation of the appointment, or the presence in person or vote of the appointing Shareholder at a meeting for which it was rendered, unless such instrument of appointment was deemed revoked in accordance with the foregoing provisions of this
                           Article 9.6.9 at or prior to the time such vote was cast.

10.      The Board of Directors
         ----------------------

         10.1.    Number of Directors

                  The number of Directors shall be fixed by the General Meeting by resolution of the Shareholders. Until otherwise resolved in a General Meeting, the Board shall initially consist of 10 directors.

         10.2.    Election and Removal of Directors

                  Directors shall be elected at the Annual General Meeting by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy and voting on the election of directors, and each Director shall serve, subject to Article 10.8 hereof, and with respect to a Director appointed pursuant to Article 10.4 hereof subject to such Article, until the Annual General Meeting next following the Annual General Meeting or General Meeting at which such Director was elected pursuant to this Article or Article 10.4 hereof and until his successor is elected, or until his earlier removal pursuant to this Article 10.2. The holders of a majority of the voting power represented at a General
                  Meeting in person or by proxy and voting thereon at such meeting shall be entitled to remove any Director(s) from office, to elect Directors instead of Directors so removed or to fill any vacancy, however created (including any position to which a director was not elected), in the Board. In the case of an outside director or any other director for whom the Companies Law prescribes a different method of election or removal from that specified above, the provisions of the Companies Law shall govern.

         10.3.    Qualification of Directors

                  No person or entity shall be disqualified to serve as a director or an Alternate Director by reason of his not holding shares in the Company or by reason of his having served as a director in the past.

         10.4.    Continuing Directors in the Event of Vacancies

                  In the event of one or more vacancies in the Board of Directors, the remaining Directors may continue to act in every matter and, pending the filling of any vacancy pursuant to the provisions of Article 10.2, may appoint Directors to fill any such vacancy temporarily; provided, however, that if they number less than a majority of the number determined pursuant to Article 10.1 of these Articles, they may act only in an emergency or to fill the office of Director that has become vacant up to the minimum number or in order to call a General Meeting of the Company for the purpose of electing Directors to fill any or all vacancies, so that at least a majority of the number of Directors determined pursuant to
                  Article 10.1 are in office as a result of such meeting.

         10.5.    Remuneration of Directors

                  A Director shall be paid remuneration by the Company for his services as a Director, to the extent such remuneration shall have been approved by a General Meeting of the Company.

         10.6.    Conflict of Interests

                  Subject to the provisions of the Companies Law, no Director shall be disqualified by virtue of his office from holding any office or relationship of profit with the Company or with any company in which the Company shall be a shareholder or have another interest, or from contracting with the Company as vendor, purchaser or otherwise, nor shall any such contract, or any contract or arrangement entered into by or on behalf of the Company in which any Director shall in any way be interested, be avoided, nor, other than as required under the Companies Law, shall any Director be liable to account to the Company for any profit arising from any such office or relationship of profit or realized from such contract or arrangement by reason only of such Director's holding that office or of the fiduciary relations thereby established, but the nature of his interest, as well as any material fact or document, must be disclosed by him at the meeting of the Board of Directors at which the contract or arrangement is first considered, if his interest then exists, or in any other case no later than the first meeting of the Board of Directors after the acquisition of his interest.

         10.7.    Alternate Directors

                  10.7.1. A Director may, by written notice to the Company given in the manner set forth in Article 10.7.2 below, appoint any individual (whether or not such person is then a member of the Board of Directors) as an alternate for himself (in these Articles referred to as an "Alternate Director"), remove such Alternate Director and appoint another Alternate Director in place of any Alternate Director appointed by him whose office has been vacated for any reason. Unless the appointing Director, by the instrument appointing an Alternate Director or by written notice to the Company, limits such appointment to a specified period of time or restricts it to a specified meeting or action of the Board of Directors, or otherwise restricts its scope, the appointment shall be for all purposes, and for a period of time, concurrent with the term of the appointing Director.

                  10.7.2. Any notice to the Company pursuant to Article 10.7.1 shall be given in person to, or by sending the same by mail to the attention of, the Chairman of the Board of the Company at the principal office of the Company or to such other person or place as the Board shall have determined for such purpose, and shall become effective on the date fixed therein, or upon the receipt thereof by the Company at the place specified above, whichever is later.

                  10.7.3. An Alternate Director shall have all the rights and obligations of a director; provided, however, that
                           (i) an Alternate Director shall have no standing at any meeting of the Board or any Committee of the Board while the director for whom such Alternate Director was appointed is present; (ii) he may not in turn appoint an alternate for himself (unless the instrument appointing him otherwise expressly provides); and (iii) the Alternate Director is not entitled to remuneration.

                  10.7.4. The office of an Alternate Director shall be vacated under the circumstances, mutatis mutandis, set forth in Article 10.8, and such office shall ipso facto be vacated if the director for whom the Alternate Director was appointed ceases to be a director.

         10.8.    Termination of Office

                  Without derogating from any law, the office of a director shall automatically be vacated, ipso facto, prior the end of the term of his appointment upon the following:

                  10.8.1. Upon resignation, which shall become effective on the date a written notice of such resignation is delivered to the Company, or a later date specified in the notice.

                  10.8.2. If convicted of a felony, as provided in Section 232 of the Companies Law.

                  10.8.3.  Pursuant  to  a  court's  decision,  as  provided  in
                           Section 233 of the Companies Law.

                  10.8.4.  Upon death or when declared bankrupt.

                  10.8.5.  If he be found lunatic or becomes of unsound mind.

         10.9.    No Corporate Director

                  10.9.1. A corporation will not be qualified to act as a director.

         10.10.   Chairman of the Board of Directors

                    The Board may from time to time elect one of its members to be Chairman of the Board, remove such Chairman from office, and appoint another in his place. The Chairman of the Board shall preside at every meeting of the Board, but if there is no such Chairman, or if at any meeting the Chairman is not present within 15 minutes after the time fixed for holding the meeting or is unwilling to act as Chairman, the Directors present shall choose someone of their number to be chairman of such meeting. The Chairman will not have any casting or additional vote by reason of his position as Chairman of the Board.

         10.11.   Powers of the Board and Delegation of Powers

                  10.11.1 The determination of the policy of the business of the Company and the supervision on the performance of the General Manager of the Company shall be vested in the Board, which may exercise all such powers and do all such acts and things as the Company is authorized to exercise and do and which are not required by law or these Articles to be done by the Company by action of its Shareholders at a General Meeting. The authority conferred on the Board by this Article shall be subject to the provisions of the Companies Law, these Articles and any resolution consistent with these Articles adopted from time to time by the Company at a General Meeting; provided, however, that no such resolution shall invalidate any prior act done by or pursuant to a decision of the Board that would have been valid if such resolution had not been adopted.

                  10.11.2 Subject to the provisions of the Companies Law, the Board may from time to time, by power of attorney or otherwise, appoint any person, company, firm or body of persons to be the attorney or attorneys of the Company at law or in fact for such purpose(s) and with such powers, authorities and discretions, and for such period and subject to such conditions, as it deems fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board deems fit, and may also authorize any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

         10.12.   Proceedings of the Board

                  10.12.1. Meetings

                           10.12.1.1. The Board may meet and adjourn its meetings and otherwise regulate such meetings and proceedings in accordance with the Company's needs; provided, however, that the Board must meet at least once every 3 months.

                           10.12.1.2. The Chairman of the Board may convene a meeting of the Board at any time, and shall be required to convene a meeting to be held not later than 14 days following a request by any Director of the Company; provided, that in the event that a meeting is convened under the circumstances described in Section 122(d), 169 or 257 of the Companies Law, the meeting of the Board shall be convened without delay.

                                          Notice  of any such  meeting  shall be
                                          given by telephone or by mail,  email,
                                          telex,  telegram or facsimile or other
                                          form of  electronic  communication,  a
                                          reasonable time before the meeting.

                  10.12.2. Failure to Deliver  Notices:  Despite anything to the contrary in these Articles, failure to deliver notice to a Director of any such meeting may be waived by such Director, and a meeting shall be deemed to have been duly convened despite such defective notice if such failure or defect is waived prior to action being taken at such meeting by all Directors entitled to participate and vote in such meeting to whom notice was not duly given.

                  10.12.3. Board  Meetings  by  Means  of  Telecommunication:  A
                           meeting of the Board may be conducted by using any communication device, provided that all directors participating in such meeting can simultaneously hear each other.

                  10.12.4. Quorum:  No business shall be transacted at a meeting of the Board unless the requisite legal quorum is present (by means provided under Articles 10.12.3) when the meeting proceeds to business. Until otherwise decided by the Board, a legal quorum at a meeting of the Board shall be constituted by the presence (by means provided under Article 10.12.4) of a majority of the number of directors then in office.

                  10.12.5. Exercise  of  Powers  of  the  Board:   A  resolution
                           proposed at any meeting of the Board shall be deemed adopted if approved by a majority of the Directors present when such resolution is put to a vote and voting thereon.

                  10.12.6. The  Agenda:  The  agenda  for a meeting of the Board shall be determined by the Chairman of the Board, and shall include matters determined by the Chairman of the Board, matters for which a meeting of the Board was convened pursuant to Article 10.12.1.2, and any matter requested by a director or the General Manager at least 3 days before the meeting.

         10.13.   Resolutions in Writing

                  A resolution in writing signed all the directors then in office and lawfully entitled to vote thereon, or to which all the directors have given their written consent (by letter, email, telegram, telex, facsimile or otherwise) shall be deemed to have been unanimously adopted by a meeting of the Board duly convened and held.

         10.14.   Audit Committee

                  10.14.1. The Board shall appoint an Audit Committee that shall be  composed  of  three  members  of the  Board.  The

                           Chairman of the Board, any director that is employed by the Company or who provides the Company with services on a regular basis, and any controlling shareholder (or a relative of a controlling shareholder) may not be members of the Audit Committee.

                  10.14.2. The Audit  Committee  shall have the duties set forth in Section 117 of the Companies Law.

                  10.14.3. Approval by the  majority of the members of the Audit
                           Committee shall be deemed approval of the Audit Committee.

         10.15.   Committees of the Board

                  10.15.1. Subject to the  provisions of the Companies  Law, the
                           Board may delegate any or all of its powers to committees, each consisting of one or more persons who are directors, and it may from time to time revoke such delegation or alter the composition of any such committee. Any committee so formed (in these Articles referred to as a "Committee of the Board") shall, in the exercise of the powers so delegated, conform to any regulations imposed on it by the Board. The meetings and proceedings of any such Committee of the Board shall, mutatis mutandis, be governed by the provisions of these Articles that regulate the meetings of the Board. Unless otherwise expressly provided by the Board in delegating powers to a Committee of the Board, such Committee shall not be empowered to further delegate such powers.

                  10.15.2. The Board may revoke any  resolution of any Committee of the Board; provided, however, that any such revocation shall not detract from the validity of any transaction entered into with a person that did not know of such revocation.

         10.16.   Validity of Acts Despite Defects

                  Subject to the provisions of the Companies Law, all acts done bona fide at any meeting of the Board, or of a Committee of the Board, or by any person(s) acting as Director(s), shall, even if it is subsequently discovered that there was some defect in the appointment of the participants in such meeting or any of them or any person(s) acting as aforesaid, or that they or any of them were disqualified, be as valid as if there were no such defect or disqualification.

11.      General Manager
         ---------------

         11.1. The Board shall from time to time appoint one or more persons, whether or not Directors, as General Manager or General Managers, and may confer upon such person(s), and from time to time modify, or revoke such title(s) and such duties and authorities as the Board may deem fit, subject to such limitations and restrictions as the Board may from time to time prescribe. Such appointment(s) may be either for a fixed term or without any limitation of time, and the Board may from time to time (subject to the provisions of the Companies Law and of any contract between any such person and the Company) fix his, her or their salaries and emoluments, remove or dismiss such persons from office and appoint another or others in their place.

         11.2. Unless otherwise determined by the Board, the General Manager shall have the authority with respect to the day to day management of the Company in the ordinary course of business, in the framework of, and subject to, the policy, guidelines and instructions of the Board from time to time.

         11.3. The General Manager shall have all the management and implementation authorities that are not expressly delegated in the Articles or by the Companies Law, to another organ of the Company, and will be subject to the supervision of the Board.

         11.4. The General Manager may, with the consent of the Board, delegate certain of his duties to another person who is subject to his supervision.

         11.5. The General Manager shall notify the Chairman of the Board of any unusual event that is material to the Company; if the office of Chairman of the Board is vacant, or the Chairman of the Board refuses or is unable to act, such notification shall be made to all the Directors then in office.

         11.6. The General Manager shall periodically furnish the Board with reports in matters, times and format determined by the Board from time to time. When a notification or report of the General Manager require the performance of an action by the Board, then a Board meeting shall be convened without delay.

         11.7. The remuneration payable to the General Manager for his services shall be fixed from time to time (subject to any contract between the General Manager and the Company) by the Board, and may be fixed as a regular salary, commission on dividends, profits or revenues of the Company or of any other company in which the Company has an interest, or by
                  participation   in  the   Company's   profits,   combined   or
                  separately.

12.      Register of Shareholders
         ------------------------

         12.1. The Company shall maintain a Register of Shareholders in which the following shall be recorded:

                  12.1.1. the name, identification card number (if any) and address of every Shareholder, as such details were provided to the Company;

                  12.1.2. The number of shares and the particular class of Shares owned by each Shareholder, noting the nominal value of such shares, if applicable, and in case the payment for any shares was not fully satisfied, the unpaid amount.

                  12.1.3.  The  date  on  which  the  shares   were   issued  or
                           transferred to any Shareholder, as the case may be.

                  12.1.4. If the shares were serially numbered, the Company will note next to the name of each Shareholder the serial numbers of the shares held by such Shareholder.

                  12.1.5. As for "Dormant Shares" (as defined in Section 308 of the Companies Law), if any, the Register of Shareholders shall state the exact number of Dormant Shares and the date on which such shares became "Dormant Shares".

                  12.1.6. A Shareholder holding shares as a trustee shall be recorded in the Register of Shareholder with a note of the trusteeship, and the Company shall be entitled to treat such person as the Shareholder in all respects.

13.      Auditors
         --------

         13.1. The Company shall appoint one or more certified public accountants to audit, and provide a report on, the annual financial statements of the Company (the "Auditors").

         13.2. The appointment, authorities, duties, responsibilities, rights, remuneration and powers of the Auditors shall be fixed by applicable law and under these Articles. The General Meeting shall have the power to appoint the Auditors for the maximum time period provided under the Companies Law.

         13.3. The Board shall cause accurate books of account to be kept in accordance with the provisions of any applicable law. Such books of account shall be kept at the principal office of the Company, or at such other place or places as the Board may deem fit, and they shall always be open to inspection by all Directors.

14.      Share Certificates
         ------------------

         14.1. Share certificates shall be issued under the corporate seal of the Company (or facsimile thereof) and shall bear the signature (or facsimile thereof) of two Directors, or the signatures of a Director and the secretary of the Company, specifically authorized by the Board for this purpose.

         14.2. Each Shareholder shall be entitled to one numbered certificate for all the shares of any class registered in his name, and if the Board so approves, to several certificates, each for one or more of such shares. Each certificate shall specify the serial numbers of the shares represented thereby and may also specify the amount paid up thereon.

         14.3. A share certificate registered in the names of two or more persons shall be delivered to the person first named in the Register of Shareholders in respect of such co-ownership.

         14.4. A share certificate that has been defaced, lost or destroyed may be replaced, and the Company shall issue a new certificate to replace such defaced, lost or destroyed certificate upon payment of such fee, and upon the furnishing of such evidence of ownership and such indemnity, as the Board in its discretion deems fit.

15.      Registered Holder
         -----------------

         Except as otherwise provided in these Articles, the Company shall be entitled to treat the registered holder of each share as the absolute owner thereof, and accordingly shall not, except as ordered by a court of competent jurisdiction or as required by statute, be obligated to recognize any equitable or other claim to, or interest in, such share on the part of any other person.

16.      Calls on Shares
         ---------------

         16.1. The Board may, from time to time, as it in its discretion deems fit, make calls for payment upon Shareholders in respect of any sum that has not been paid up in respect of shares held by such Shareholder and which is not, pursuant to the terms of allotment or issuance of such shares or otherwise, payable at a fixed time. Each Shareholder shall pay the amount of every call so made upon him (and of each installment thereof if the same is payable in installments), to the person(s) and at the time(s) designated by the Board, as any such time(s) may subsequently be extended or such person(s) or place(s) changed. Unless otherwise stipulated in the resolution of the Board (and in the notice referred to below), each payment in response to a call shall be deemed to constitute a pro rata payment on account of all the shares of the Shareholder making payment in respect of which such call was made.

         16.2. Notice of any call for payment by a Shareholder shall be given in writing to such Shareholder not less than 14 days prior to the time of payment fixed in such notice, and shall specify the time and place of payment, and the person to whom such payment is to be made. Prior to the time for any such payment fixed in a notice of a call given to a member, the Board may in its absolute discretion, by notice in writing to such Shareholder, revoke such call in whole or in part, extend the time fixed for payment of such call or designate a different place of payment or person to whom payment is to be made. In the event of a call payable in installments, only one notice thereof need be given.

         16.3. If pursuant to the terms of allotment or issuance of a share, or otherwise, an amount is made payable at a fixed time (whether on account of such share or by way of premium), such amount shall be payable at such time as if it were payable by virtue of a call made by the Board of Directors and for which notice was given in accordance with this Article, and the provisions of these Articles with regard to calls (and the non-payment thereof) shall be applicable to such amount (and the non-payment thereof).

         16.4. Joint holders of a share shall be jointly and severally liable to pay all calls for payment in respect of such share and all interest payable thereon.

         16.5. Any amount called for payment that is not paid when due shall bear interest from the date fixed for payment until actual payment, at such rate (not exceeding the legal rate under any applicable law) and payable at such time(s) as the Board may prescribe. The Board may waive any payment of such interest under this Article.

         16.6. With the consent of the Board, any Shareholder may pay to the Company any amount not yet payable in respect of his shares, and the Board may approve the payment by the Company of interest on any such amount until the same would be payable if it had not been paid in advance, at such rate and time(s) as may be approved by the Board. The Board may at any time cause the Company to repay all or any part of the money so advanced, without premium or penalty. Nothing in this Article shall derogate from the right of the Board to make any call for payment before or after receipt by the Company of any such advance.

17.      Forfeiture and Surrender
         ------------------------

         17.1. If any Shareholder fails to pay an amount payable by virtue of a call, or interest thereon as provided for in accordance with these Articles, on or before the day fixed for payment of the same, the Board may at any time after the day fixed for such payment, so long as such amount or any portion thereof remains unpaid, forfeit all or any of the shares in respect of which such payment was called for. All expenses incurred by the Company in attempting to collect any such amount or interest thereon, including without limitation attorney's fees and costs of legal proceedings, shall be added to, and shall for all purposes (including the accrual of interest thereon) constitute a part of, the amount payable to the Company in respect of such call.

         17.2. Upon the adoption of a resolution as to the forfeiture of a Shareholder's shares, the Board shall cause notice thereof to be given to such Shareholder, which notice shall state that, in the event of the failure to pay the entire amount so payable by a date specified in the notice (which date shall be not less than 14 days after the date such notice is given and which may be extended by the Board), such shares shall ipso facto be forfeited; provided, however that prior to such date the Board may nullify such resolution of forfeiture, but no such nullification shall estop the Board from adopting a further resolution of forfeiture in respect of the non-payment of the same amount.

         17.3. Without derogating from any of the provisions of this Article 17, whenever shares are forfeited as herein provided, all dividends, if any, theretofore declared in respect thereof and not actually paid, shall be deemed to have been forfeited at the same time.

         17.4. Any share forfeited or surrendered as provided herein shall become the property of the Company, and the same, subject to the provisions of these Articles, may be sold, re-allotted or otherwise disposed of as the Board deems fit. From the date of forfeiture until the date such forfeited shares are sold, re-allotted or otherwise disposed of, such forfeited shares shall be deemed "Dormant Shares" as defined in Section 308 of the Companies Law.

         17.5. Any Shareholder whose shares have been forfeited or surrendered shall cease to be a Shareholder in respect of the forfeited or surrendered shares, but shall nonetheless be liable to pay, and shall promptly pay, to the Company all calls, interest and expenses owing upon or in respect of such shares at the time of forfeiture or surrender, together with interest thereon from the time of forfeiture or surrender until actual payment at the rate prescribed in this Article 17, and the Board, in its discretion, may enforce the payment of such moneys or any part thereof. In the event of such forfeiture or surrender, the Company, by resolution of the Board, may accelerate the date(s) of payment of any or all amounts then owing to the Company by the Shareholder in question (but not yet due) in respect of all shares owned by such Shareholder, solely or jointly with another.

         17.6. The Board may at any time, before any share so forfeited or surrendered shall have been sold, re-allotted or otherwise disposed of, nullify the forfeiture or surrender on such conditions as it deems fit, but no such nullification shall estop the Board from re-exercising its powers of forfeiture pursuant to this Article 17.

         17.7. If pursuant to the terms of allotment or issuance of a share, or otherwise, an amount is made payable at a fixed time (whether on account of such share or by way of premium), such amount shall be payable at such time as if it were payable by virtue of a call made by the Board and for which notice was given in accordance with this Article, and the provisions of these Article shall be applicable to such amount as if a call was given at the date fixed for payment.

         17.8. Except to the extent that the same may be waived or subordinated in writing, the Company shall have a first and paramount lien upon all the shares registered in the name of each Shareholder (without regard to any equitable or other claim or interest in such shares on the part of any other person), and upon the proceeds of the sale thereof, for his debts, liabilities and obligations to the Company arising from any amount payable by such Shareholder in respect of any unpaid or partly paid share, whether or not such debt, liability or obligation has matured. Such lien shall extend to all dividends from time to time declared or paid in respect of such share. Unless otherwise provided, the registration by the Company of a transfer of shares shall be deemed to be a waiver on the part of the Company of any lien existing on such shares immediately prior to such transfer.

         17.9. The Board may cause the Company to sell a share subject to such a lien when the debt, liability or obligation giving rise to such lien has matured, in such manner as the Board deems fit, but no such sale shall be made unless such debt, liability or obligation has not been satisfied within 14 days after written notice of the intention to sell shall have been served on such Shareholder, his executors or administrators.

         17.10. The net proceeds of any such sale, after payment of the costs thereof, shall be applied in or toward satisfaction of the debts, liabilities or obligations of such Shareholder in respect of such share (whether or not the same have matured), and any residue shall be paid to the Shareholder, his executors, administrators or assigns.

         17.11. Upon any sale of a share after forfeiture or surrender or for enforcing a lien, the Board may appoint any person to execute an instrument of transfer of the share so sold and cause the purchaser's name to be entered in the Register of Shareholders in respect of such share. The purchaser shall be registered as the shareholder and shall not be bound to see to the regularity of the sale proceedings or to the application of the proceeds of such sale, and after his name has been entered in the Register of Shareholders in respect of such share, the validity of the sale shall not be impeached by any person, and the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

18.      Indemnity and Insurance
         -----------------------

         18.1. Subject to the provisions of the Companies Law, the Company may enter into a contract for the insurance of its Office Holders, for actions or omissions done in capacity as Office Holders, in whole or in part, against any of the following:

                  18.1.1. breach of the duty of care owed to the Company or a third party;

                  18.1.2. breach of the fiduciary duty owed to the Company, provided that the Office Holder acted in good faith and had a reasonable grounds to believe that his action would not harm the Company's interests; and

                  18.1.3. monetary liability imposed on him in favor of a third party.

         18.2. Subject to the provisions of the Companies Law, the Company is entitled retroactively to indemnify any Office Holder, or provide a prior undertaking to indemnify an Office Holder, where such prior undertaking is limited to categories of events that the Board believes are foreseeable and to a reasonable sum determined by the Board in the circumstances, for any of the following events:

                  18.2.1. monetary liability imposed on an Office Holder in favor of a third party in a judgment, including a settlement or an arbitral award confirmed by a court, for an act that such Office Holder performed by virtue of his being an Office Holder of the Company; and

                  18.2.2. reasonable costs of litigation, including attorney's fees, expended by an Office Holder or for which an Office Holder has been charged by a court, in an action brought against him by or on behalf of the Company or a third party, or in a criminal action in which an Office Holder was found innocent, or in a criminal offense in which an Office Holder was convicted and in which a proof of criminal intent is not required.

         18.3. Subject to the provisions of the Companies Law, the Company may exculpate an Office Holder in advance from liability, or any part of liability, for damages sustained by a breach of duty of care to the Company.

19.      Dividends
         ---------

         19.1. No dividend shall be paid otherwise than in accordance with Chapter 2 of Part 7 of the Companies Law.

         19.2. Subject to the rights of Shareholders as to dividends and to the provisions set forth in Article 3.3 (c), any dividend paid by the Company shall be allocated among the Shareholders entitled thereto, in proportion to the sums paid up or credited as paid up on account of the nominal value of their respective holdings of the shares in respect of which such dividend is being paid without taking into account the premium paid up for the shares. The amount paid up on account of a share that has not yet been called for payment or fallen due for payment and upon which the Company pays interest to the shareholder shall not be deemed, for the purposes of this Article, to be a sum paid on account of the share.

         19.3. Subject to the provisions of Section 303 of the Companies Law, no dividend shall be paid otherwise than out of the Profits of the Company, as defined in Section 302(b) of the Companies Law.

         19.4.    No dividend shall carry interest as against the Company.

         19.5. Subject to the provisions of these Articles and the Companies Law, the Company may cause any moneys, investments or other assets forming part of the undivided distributable profits of the Company to be capitalized and distributed among such of the Shareholders as would be entitled to receive the same if distributed by way of dividend and in the same proportion.

         19.6. For the purpose of giving full effect to any resolution under this Article 19, the Board may settle any difficulty that may arise in regard to the distribution as it deems expedient, and in particular may issue fractional certificates, and may fix the value for distribution of any specific assets, and may determine that cash payments shall be made to any Shareholders upon the basis of the value so fixed, or that fractions of less value than the nominal value of one share may be disregarded in order to adjust the rights of all parties, and may vest any such cash, shares, debentures, debenture stock or specific assets in trustees upon such trusts for the persons entitled to the dividend or capitalized fund as may seem expedient to the Board.

         19.7. Without derogating from this Article 19, the Board may give an instruction that shall prevent the distribution of a dividend to the holders of shares on which the full nominal amount has not been paid up.

         19.8. The Board may retain any dividend or other moneys payable or property distributable in respect of shares on which the Company has a lien, and may apply the same in or toward satisfaction of the debts, liabilities or obligations in respect of which the lien exists.

         19.9. The Board may retain any dividend or other moneys payable or property distributable in respect of a share in respect of which any person is, under Article 6.2 or Article 6.3, entitled to become a Shareholder, or which any person is, under such Articles, entitled to transfer, until such person shall become a Shareholder in respect of such share or shall transfer the same.

20.      Minutes
         -------

         20.1. Minutes of each General Meeting, of each meeting of the Board and of each meeting of a Committee of the Board shall be recorded and duly entered in books provided for that purpose, and shall be maintained by the Company at its principal office or such other place as shall be determined by the Board. Such minutes shall, in all events, set forth the name of the persons at the meeting and all resolutions adopted at the meeting.

         20.2. Any such minutes, if purporting to be signed by the chairman of the meeting or by the chairman of the next succeeding meeting, shall constitute prima facie evidence of the matters recorded therein.

21.      Charitable Contributions
         ------------------------

         To the extent permitted by the Companies Law, the Company may elect to contribute reasonable amounts to worthy causes.

22.      Notices
         -------

         22.1. Any written notice or other document may be served by the Company upon any Shareholder either personally or by sending it by prepaid mail (airmail if sent internationally) addressed to such Shareholder's address as it appears in the Register of Shareholders or such other address as he may have designated in writing for the receipt of notices and other documents, provided however that the Board may resolve that any such address must be located within the State of Israel.

         22.2. Notwithstanding anything to the contrary contained herein, notice by the Company of a General Meeting which is published in at least two daily newspapers in the State of Israel within the time otherwise required for giving notice of such meeting under Article 9.3.2 hereof and containing the information required to be set forth in such notice under such Article shall be deemed to be a notice of such meeting duly given, for purposes of these Articles, to any Shareholder whose address as registered in the Register of Shareholders is located in the State of Israel.

         22.3. Any written notice or other document may be served by any Shareholder upon the Company by tendering the same in person to the Secretary or the General Manager of the Company at the principal office of the Company or by sending it by prepaid registered mail (airmail if posted internationally) to the Company at its principal office. Any such notice or other document shall be deemed to have been served when actually tendered if hand delivered, or 48 hours (7 business days if sent internationally) after it has been posted (or when actually received by the addressee if sooner). Notice sent by telegram, telex, facsimile or e-mail shall be deemed to have been served when actually received by the addressee. A notice that is defectively addressed or that otherwise fails to comply with the provisions of this Article 22.3 shall nevertheless be deemed to have been served if and when actually received by the addressee.

         22.4. All notices to be given to the Shareholders shall, with respect to any share to which such persons are jointly entitled, be given to whichever of such persons is named first in the Register of Shareholders, and any notice so given shall be sufficient notice to all the holders of such share.

         22.5. Any Shareholder whose address is not listed in the Register of Shareholders, and who shall not have designated in writing an address for the delivery of notices, shall not be entitled to receive any notice from the Company.

         22.6. Notwithstanding any other contrary provision of these Articles, the Board may fix a date, not exceeding forty (40) days prior to the date of any General Meeting, as the date as of which shareholders entitled to notice of and to vote at such meetings shall be determined, and all persons who were holders of record of voting shares on such date shall be entitled to notice of and to vote at such meeting.